DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                                                     P.O.Box 779
                                                          Ashkelon, 78101 ISRAEL
                                                            Tel: ++972-8-6891611
                                                            Fax: ++972-8-6899287
                                                        e-mail: dfns@zahav.co.il
--------------------------------------------------------------------------------


                                January 14, 2010

VIA EDGAR
---------

Mr. William Thompson
Accounting branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                 Re:  Defense Industries International, Inc.
                      Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009
                      File No. 0-30105
                      -------------------------------------------------


Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Baruch Tosh, our former Chief Executive Officer of Defense Industries International, Inc. (the "Company'), dated December 18, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We have repeated the numbered comments below and have provided a response to each comment.

ITEM 9A(T). CONTROLS AND PROCEDURES, PAGE 31
--------------------------------------------
DISCLOSURE CONTROLS AND PROCEDURES, PAGE 31
-------------------------------------------

Please disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response:
---------

We will revise the disclosure to read as follows:

"At the end of the period covered by this report, management of the Company carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14.

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective (1) to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) to provide reasonable assurance that information required to be disclosed by the Company in such reports is


--------------------------------------------------------------------------------
                           www.defense-industries.com

                                                                January 14, 2010


accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.



CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 32
-------------------------------------------------------------

Please revise to disclose any change in your internal control over financial reporting during the last fiscal (fourth) quarter that has materially affected, or is reasonably liked to materially affect, your internal control over financial reporting or disclose there were no changes in internal control over financial reporting during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Response:
---------

The disclosure on page 32 of the 2008 10K will be revised to read as follows:

 "Management previously identified the following material weaknesses in our internal control over financial reporting: (i) A lack of sufficient personal and resources and an insufficient level of monitoring and oversight, restricts our ability to gather, analyze and report information relative to the financial statements in a timely manner; and (ii) the limited number of management and accounting personal makes it impracticable to achieve an optimum separation of duties. Since then, we have implemented appropriate change controls and access controls related to our financial reporting software. Our new controller and new production manager have increased the level of monitoring and oversight of our financial reporting process providing the appropriate level of management review of our key accounts and specific knowledge surrounding financial reporting, including accounting for complex transactions and appropriate financial statement disclosures. We believe that with these actions we have remediated the material weaknesses reported in our prior filings Except for the above, there were no other changes in our internal control over financial reporting during the fourth quarter of 2008 that materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1
-----------------------------------------------------------------

We are unable to find your independent registered public accounting firm in the list of registered firms on the website of the Public Company Accounting Oversight Board ("PCAOB"). Please tell us the name under which Virchow, Krause & Company, LLP is registered with the PCAOB or otherwise advice. If the firm is registered, please also tell us why the report is not issued under the PCAOB registered name.

Response:
---------

On June 1, 2009 and subsequent to the issuance of the report of our independent registered public accounting firm, Virchow, Krause & Company, LLP, such firm changed its name to Baker Tilly Virchow Krause, LLP and is listed on the PCAOB website under its new name.

                                                                January 14, 2010


CONSOLIDATED BALANCE SHEETS, PAGE F-2
-------------------------------------

We note your disclosure that Mayosar purchased the Germanium Crystals Business of Isorad IR Optics Ltd. on January 1, 2009. We also note your disclosures in subsequent interim financial statements regarding the Sarino and Isorad agreements, and that management is of the opinion, based on legal advice received, that the amounts paid under the Sarino and Isorad agreements will be fully refundable to you in the event that the Isorad agreement is not consummated. Please tell us whether you paid consideration in connection with the Isorad agreement and, if so, how the consideration is reflected in your financial statements. Please also tell us how you are accounting for your investment in Mayosar, and why your interim financial statements do no reflect a non-controlling interest. In addition, please tell us whether you reviewed the refundable deposit paid to Sarino for impairment at the end of the most recent interim period and, if so, the results of the review.

Response:
---------

On December 17, 2008, Mayotex Ltd. (a fully owned subsidiary of the Company and Sarino agreed to incorporate Mayosar Ltd. with shareholdings of 50.01% to Mayotex and 49.9% to Sarino and to incorporate Isorad IR Optics Ltd., ("Optics") as a fully owned subsidiary of Mayosar Ltd. for the purpose of executing a proposed business purchase transaction in the field of Germanium Crystals.

On December 21, 2008, Optics entered into an agreement to purchase the Germanium Crystals Business of Isorad Ltd., an Israeli governmental company (the "Isorad Agreement"). Optics agreed to purchase, certain know-how, equipment, inventories and production activities of Germanium Crystals from Isorad for the production of lenses used in infra-red night vision system applications.

Pursuant to the agreement entered between Mayotex and Sarino and pursuant to Isorad Agreement, Mayotex provided a loan of $1 million to Sarino in 2008. In addition, during 2009, under the terms and conditions of the agreements, Mayotex provided Mayosar Ltd. with a loan of $0.9 million (out of a total framework of $2 million of funding that Mayotex agreed to provide Mayosar Ltd, in the form of loans).

The Isorad Agreement has not been consummated, based on the advice of our counsel, due to the fact that the closing conditions under the agreement were not fully met. Accordingly, the Optics business combination has not yet occurred.

The amounts discussed above were recorded as a noncurrent asset under the title "deposit on a purchase of a business" as of December 31, 2008 and as "refundable deposits for the purchase of a business" as of September 30, 2009.

We reviewed the presentation of non-controlling interests in the Company's consolidated financial statements with respect to its holdings in Mayosar Ltd., under the provisions of ASC Topic 810--Consolidation, that pertain to the standard formerly known as Statement of Financial Accounting Standards ("SFAS") No. 160--Noncontrolling Interests in Consolidated Financial Statements--an amendment of Accounting Research Bulletin (ARB) No. 51.

The interim financial statements do not reflect a non-controlling interest of Mayosar., because at this stage of the transaction, except for the $0.9 million loan to Mayosar, there was no substance to Mayosar. The proceeds from the $0.9 million loan were used by Mayosar as a deposit under the Isorad Agreement. This deposit is fully refundable to Mayotex if the closing conditions of

                                                                January 14, 2010

the Isorad Agreement are not met. As a result, the entire $0.9 million has been recorded in the Company's financial statements as a "deposit on a purchase of a business".


Our company's management reviewed the loans provided under the agreements for impairment based on the guidance of ASC Topic 310 - Receivables that pertain to the standards formerly known as Statement of Financial Accounting Standards SFAS No. 114 - Accounting by Creditors for Impairment of a Loan and SFAS No. 118 - Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Based on this review and the guidance provided by ASC Topic 310, no impairment was recognized in the consolidated financial statements during the year ended December 31, 2008 and for the interim reporting periods in 2009.


Please be advised that in connection with this response letter we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Please do not hesitate to contact me at +972-3-9213431 if you have any further questions.



         Very truly yours,
         /s/Uri Nissani
         Uri Nissani
         Chief Executive Officer